# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: YIREN DIGITAL LTD., CIK 0001631761
CUSIP: G9844L107
Title of class of securities: Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing, China (F4), 100022
Date of event which requires filing of this statement: 06/05/2026
Amends the filing with accession number 0001104659-19-040579
Filed by CIK 0001662544
Persons authorized to receive notices and communications: Ning Tang, 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing, China (F4), 100022, 86 10 5964-4552

## Reporting persons
- Ning Tang (CIK 0001662544): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 143,421,412; shared voting power 0; sole dispositive power 143,421,412; shared dispositive power 0; aggregate amount beneficially owned 143,421,412 (82% of the class)
  Comment: (1) The percentage is calculated based on 174,976,922 Ordinary Shares outstanding as of March 31, 2026 as disclosed in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on April 29, 2026.
- Great Service Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 143,421,412; shared voting power 0; sole dispositive power 143,421,412; shared dispositive power 0; aggregate amount beneficially owned 143,421,412 (82% of the class)
  Comment: (1) The percentage is calculated based on 174,976,922 Ordinary Shares outstanding as of March 31, 2026 as disclosed in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on April 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001
Name of issuer: YIREN DIGITAL LTD.
Address of issuer's principal executive offices: 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing, China (F4), 100022
Comment:
This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends the statement on Comment: Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on December 31, 2015 (the "Initial Schedule 13D"), as amended by amendment No. 1 filed on September 12, 2016, amendment No. 2 filed on September 23, 2016 and amendment No. 3 filed on July 10, 2019 (together with the Initial Schedule 13D, the "Schedule 13D") in relation to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), of Yiren Digital Ltd., a company organized under the laws of the Cayman Islands (the "Company"), whose principal executive offices are located at 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing 100022, the People's Republic of China.

Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

This Amendment No. 4 is being filed jointly by Mr. Ning Tang and Great Service Holdings Limited, a company organized under the laws of the British Virgin Islands ("Great Service," together with Mr. Ning Tang, the "Reporting Persons").
Residence or business address: The business address of both Reporting Persons is 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing 100022, the People's Republic of China.
Present principal occupation or employment: Mr. Ning Tang is the executive chairman and the chief executive officer of the Company. Great Service is Mr. Ning Tang's wholly owned holding vehicle. Mr. Ning Tang is the sole ultimate beneficial owner and the sole director of Great Service.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been convicted in a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 5, 2026, a change in the shareholding structure of CreditEase Holdings (Cayman) Limited ("CreditEase"), the parent company and controlling shareholder of the Company holding approximately 82.0% of the Company, occurred as a result of the surrender of equity interests in CreditEase by certain of its shareholders (the "Restructuring"). Following the Restructuring, Mr. Ning Tang indirectly held, through Great Service, the entire equity interest in CreditEase, increased from approximately 43.4% prior to the Restructuring. Accordingly, Mr. Ning Tang's indirect beneficial ownership of the Company's Ordinary Shares increased from approximately 35.6% to approximately 82.0% of the total issued and outstanding Ordinary Shares of the Company, representing an aggregate of 143,421,412 Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented by incorporating by reference therein the information in Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated by the following:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 4 are hereby incorporated by reference in this Item 5.

Great Service is Mr. Ning Tang's wholly owned holding vehicle. As of the date hereof, Mr. Ning Tang, through Great Service, beneficially owned 100.0% of the total outstanding shares of CreditEase, which in turn held 143,421,412 Ordinary Shares of the Company. As a result, the number of Ordinary Shares of the Company beneficially owned by Mr. Ning Tang through Great Service was 143,421,412, representing approximately 82.0% of the total issued and outstanding Ordinary Shares of the Company.

Mr. Ning Tang's wife held 2,205,900 Ordinary Shares as of the date hereof. Mr. Ning Tang expressly disclaims such beneficial ownership of the Ordinary Shares held by his wife.

The percentage of Ordinary Shares identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 174,976,922 issued and outstanding Ordinary Shares of the Company as of as of March 31, 2026 as disclosed in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on April 29, 2026.

Except as disclosed in this statement, the Reporting Persons do not beneficially own any Ordinary Shares or have the right to acquire any Ordinary Shares.

Except as disclosed in this statement, the Reporting Persons do not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this statement, the Reporting Persons have not effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Ning Tang: /s/ Ning Tang, Ning Tang (06/08/2026)
- Great Service Holdings Limited: /s/ Ning Tang, Ning Tang/Sole Director (06/08/2026)